UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation – File No. 000-26176
DISH DBS Corporation – File No. 333-31929

CF#31208

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DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 8, 2014 and May 12, 2014 respectively.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 9, 2024
Exhibit 10.2	through May 9, 2024
Exhibit 10.3	through May 9, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary